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Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
BEMIS COMPANY, INC.

	Three Months Ended March 31,		For the Year Ended December 31,
	2000	2001	1996	1997	1998	1999	2000
	(unaudited)		(audited)
	(in thousands of dollars except ratio data)
EARNINGS:
Earnings before income taxes and cumulative effect of accounting changes	$47,743	$48,187	$166,037	$164,924	$165,030	$185,875	$211,502
Fixed charges	6,964	11,498	17,405	24,920	27,562	26,546	36,361
Less: Capitalized interest	(466)	(42)	(787)	(1,317)	(1,331)	(1,568)	(1,653)
Minority interest in net income of majority-owned subsidiaries	46	99	4,695	5,406	4,496	4,224	496
Less: Minority interest in net income of majority-owned subsidiaries without fixed charges	(51)	(103)	0	0	(242)	(185)	(384)
Losses recognized in pre-tax income of less than 50% owned persons	649	694	0	0	1,546	7,614	2,467
Capitalized interest amortization	192	159	577	509	801	769	760

TOTAL EARNINGS	55,077	60,492	187,927	194,442	197,862	223,275	249,549
FIXED CHARGES:
Interest expense:
Consolidated interest expense	5,723	10,681	13,397	18,893	21,866	21,218	31,609
Capitalized interest	466	42	787	1,317	1,331	1,568	1,653

Total interest expense	6,189	10,723	14,184	20,210	23,197	22,786	33,262
Interest inherent in rent expense	775	775	3,221	4,710	4,365	3,760	3,099

TOTAL FIXED CHARGES	6,964	11,498	17,405	24,920	27,562	26,546	36,361

RATIO OF EARNINGS TO FIXED CHARGES	7.91	5.26	10.80	7.80	7.18	8.41	6.86

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COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES BEMIS COMPANY, INC.